LETTER AGREEMENT

AMG Chicago Equity Partners Small Cap Value Fund

Subadvisory Agreement

October 1, 2016

Chicago Equity Partners, LLC

180 North LaSalle Street, Ste. 3800

Chicago, Illinois 60601

Attn: Compliance

Re:	Subadvisory Agreement between AMG Funds LLC (the “Adviser”) and Chicago Equity Partners, LLC (the “Subadvisor”), dated as of December 31, 2014, and as amended from time to time (the “Subadvisory Agreement”)

Ladies and Gentlemen:

Pursuant to Section 8 of the Subadvisory Agreement, the Adviser hereby notifies you that Schedule A to the Subadvisory Agreement is amended, effective as of the date hereof, to reflect a revised subadvisory fee (the “New Subadvisory Fee”) that has been agreed to by the Adviser and the Subadvisor with respect to AMG Chicago Equity Partners Small Cap Value Fund, a series of AMG Funds (the “Trust”). Attached as Appendix A is an amended and restated Schedule A to the Subadvisory Agreement setting forth the annual fee that the Adviser will pay the Subadvisor pursuant to Section 3 of the Subadvisory Agreement.

Please acknowledge your agreement to the New Subadvisory Fee as set forth on Appendix A by executing this letter agreement in the space provided below and then returning it to the undersigned.

Sincerely,

AMG Funds LLC

By:
Name:
Title:

ACKNOWLEDGED AND ACCEPTED

Chicago Equity Partners, LLC

By:
Name:
Title:
Date:

ACKNOWLEDGED AND AGREED TO WITH RESPECT TO THE TRUST’S OBLIGATIONS UNDER THE SUBADVISORY AGREEMENT

AMG Funds

By:
Name:
Title:
Date:

Appendix A

AMENDED AND RESTATED

SCHEDULE A

AMG Chicago Equity Partners Small Cap Value Fund

The Adviser shall pay to the Subadvisor an annual gross investment Subadvisory fee equal to [    ]% per annum of the average daily net assets of AMG Chicago Equity Partners Small Cap Value Fund. Such fee shall be accrued daily and paid as soon as practical after the last day of each calendar month.

The Adviser agrees that, during any period in which the Subadvisor has voluntarily waived all or a portion of the Subadvisory fee hereunder, if requested by the Subadvisor, the Adviser will waive an equal amount (or such lesser amount as the Subadvisor may request) of the advisory fee payable by the Trust to the Adviser with respect to AMG Chicago Equity Partners Small Cap Value Fund under the Advisory Agreement.

The Adviser agrees that, in addition to any amounts otherwise payable to the Subadvisor with respect to AMG Chicago Equity Partners Small Cap Value Fund hereunder, the Adviser shall pay the Subadvisor all amounts previously waived by the Subadvisor with respect to AMG Chicago Equity Small Cap Value Fund to the extent that such amounts are subsequently paid by the Trust to the Adviser under the Advisory Agreement.

The Subadvisor agrees that, during any period in which the Adviser has agreed to pay or reimburse the Trust for expenses of AMG Chicago Equity Partners Small Cap Value Fund, if requested by the Adviser, the Subadvisor shall pay or reimburse the Trust for the entire amount of all such expenses of the Fund (or such lesser amount as the Adviser may request). The Adviser agrees that, in addition to any amounts otherwise payable to the Subadvisor with respect to the Fund hereunder, the Adviser shall pay the Subadvisor all amounts previously paid or reimbursed by the Subadvisor with respect to AMG Chicago Equity Partners Small Cap Value Fund to the extent that such amounts are subsequently paid by the Trust to the Adviser under the Advisory Agreement.